Acacia Diversified Holdings, Inc.

September 20, 2013

Loan Lauren P. Nguyen, Special Counsel
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Acacia Diversified Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 001-14088

Dear Ms. Nguyen:

This letter is submitted in response to comments from the Commission’s staff dated August 21, 2013, to the above referenced registrant.  In conjunction with this response, the Company will work closely with its counsel to comply with your recommendations. We are advised by Ms. Aldave that no amended filings are required at this time.  We very much apologize for the delays in responding to your Comment Letter.

 Item 15. Exhibits, Financial Statement Schedule and Reports on Form 8-K, page 26

1.
We note that you have only filed certifications of your chief executive officer and chief financial officer as exhibits to your Form 10-K. Please file or incorporate by reference your articles of incorporation, bylaws, material contracts, if any, and list of your subsidiaries as exhibits to your filing. Refer to Item 15 of Form 10-K and Item 601 of Regulation S-K.

The Company will comply with your request, and will include the requested disclosures in future filings.

2.	In future filings, please revise the section heading and disclosure to remove the references to Form 8-K as you have not included any related disclosure.

The company will adhere to these recommendations in all future filings.

Signatures, page 27

3.
In future filings, please revise the second signature block to have your principal executive officer, principal financial officer and principal accounting officer or controller sign the Form 10-K in their individual capacities. Refer to General Instruction D to Signatures to Form 10-K.

The company will adhere to these recommendations in all future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The company will work closely with its counsel to adhere to these recommendations in all future filings.

Loan Lauren P. Nguyen, Special Counsel

In responding to our comments, please provide a written statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing of its Form 10-K for the period ended 12-31-2012;
•
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing of the Form 10-K for the period ended 12-31-2012; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me should you have any questions regarding these responses or the associated filings.

Very truly yours,
Steven L. Sample, CEO

Acacia Diversified Holdings, Inc.